VIA EDGAR

November 15, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Achilles Therapeutics plc

Acceleration Request for Registration Statement on Form F-3

File No. 333-268239

Dear Jimmy McNamara,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Achilles Therapeutics plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 17, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Meg Dennard at (212) 813-8927.

If you have any questions regarding this request, please contact Seo Salimi of Goodwin Procter LLP at (212) 459-7234 or Meg Dennard at (212) 813-8927.

Sincerely,

ACHILLES THERAPEUTICS PLC

/s/ Iraj Ali
Iraj Ali
Chief Executive Officer

cc:	Iraj Ali, Achilles Therapeutics plc

Daniel C. C. Hood, Achilles Therapeutics plc

Seo Salimi, Esq., Goodwin Procter LLP

Meg Dennard, Esq., Goodwin Procter LLP